

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Re: Blackstone/GSO Senior Floating Rate Term Fund (the "Fund")
        File Numbers 811-22393 & 333-165353

Dear Ms. Cogan:

On March 8, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The Fund is a closed-end investment company regulated under the 1940 Act. The filing was made to register the offering of 50,000 shares of common stock.

Our comments regarding the filing are set forth below.

General

1.   The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

2.   Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payments by the adviser of additional compensation, marketing and structuring fees, and sales incentives as discussed under the caption "Underwriting – Other Relationships." Indicate also whether FINRA aggregated such payments with the sales loads or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

Prospectus Cover

3.   Revise the "Estimated offering expenses" line item consistent with the applicable Form N-2 requirement.

Prospectus

4.   Disclosure captioned "Prospectus Summary – Investment Objectives" indicates that part of the Fund's objective is to preserve capital. Reconcile this policy with certain other aspects of the Fund, such as its stated policy of investing in junk, equity securities, structured products, CDOs, deriviatives, its status as a non-diversified fund, as well as investments likely to be used to finance leveraged buyouts.

5.   Disclosure captioned "Prospectus Summary – Investment Policies" states that: "Under normal market conditions, at least 80% of the Fund's Managed Assets will be invested in interests in Senior Loans." Add disclosure indicating whether this policy is fundamental or that the Fund will provide 60 days written notice if the Board changes the policy. Other disclosure under this caption states that: "The Fund may also invest in swaps, including total return, interest rate and foreign currency swaps." Add credit default swaps to this list if the Fund may invest in them.

6.   Revise the seventh paragraph so as to disclose the Fund's liquidity policy, i.e., disclose the maximum amount of Fund assets that may be invested in illiquid securities.

7.   Disclosure captioned "Prospectus Summary – Limited Term" states that the Fund will dissolve on May 31, 2020 and that: "Prior to such dissolution, the board of trustees will consider whether it is in the best interests of shareholders to terminate and dissolve the Fund. If the board of trustees determines that under the circumstances, termination and dissolution of the Fund on or about May 31, 2020 would not be in the best interests of shareholders, the board of trustees will present an appropriate amendment to the Agreement and Declaration of Trust at a regular or special meeting of shareholders." Replace the word "dissolve" with "liquidate." Further, add disclosure which clarifies whether or not a shareholder vote is required, how long an extension may last, the circumstance giving rise to the need to consider an extension, and the nature, limitations or conditions, if any, likely to accompany any extension.

8.   Disclosure captioned "Prospectus Summary – Leverage" states that the fee paid to the adviser is based on managed assets and that: "This means that the Adviser may have a financial incentive to increase the Fund's use of leverage." Disclose that this fee structure constitutes an inherent conflict of interest.

9.   Add disclosure to the discussion captioned "Leverage" that discloses the maximum amount the Fund may leverage in all forms, including reverse repurchase agreements, preferred securities, note issuances, etc... Also, disclose that debt and preferred shareholders do not pay the advisory fee, which is borne exclusively by common shareholders.

10.   If the term "private equity" appearing under the sub-caption Prospectus Summary – Investment Adviser" includes what are also referred to as hedge funds, clarify that fact in the disclosure.

11.   Revise the disclosure sub-captioned "Prospectus Summary – Administrator" to indicate that the advisors fee goes up with leverage.

12.   Disclosure captioned "Prospectus Summary – Special Risk Considerations" states that: "The Adviser currently manages structured products and acts as an investment manager for managed accounts but as an entity has <u>limited experience</u> managing a registered investment management company other than the Fund." (Emphasis added.) This statement appears more than once in the document. In light of the underlined clause, clarify the disclosure so as to indicate that the adviser's has no experience managing a registered fund.

13.   The last paragraph of the discussion sub-captioned "Senior Loans Risk" discusses assignment and participations. Add disclosure which describes the sellers of participations, and whether the advisor does any risk analysis prior to entering into these arrangements.

14.   The discussion sub-captioned "Structured Products Risk" discusses CDOs, CBOs, CLOs and other instruments. The discussion in the fourth paragraph indicates that the Fund's investment in these products is based upon the movement of one or more factors, including deflators. Confirm that the senior loans are not based upon multiple factors including deflators; otherwise the disclosure should be revised.

15.   If the Fund will invest in securities of companies that have a lending or borrowing relationship with GSO Blackstone, revise the discussion sub-captioned "Potential Conflicts of Interest Risk" to disclose the conflict and the risks.

16.   The fourth paragraph under the sub-caption "Leverage Risk" states that: "Although the Fund does not have any <u>immediate</u> intention to do so, the Fund may in the future issue preferred shares as a form of financial leverage." (Emphasis added.) Define the underlined term. If the Fund my issue preferred in the upcoming year, the fee table needs to reflect the costs.

17.   Later disclosure states that: "Certain types of borrowings by the Fund may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements." Indicate whether these covenants will have any affect on the Fund's ability to achieve its investment objective.

18.   Disclosure sub-captioned "Senior Loan Based Derivatives Risk" discusses the Select Aggregate Market Index instruments. Advise the staff how a SAMI issuer is exempt or excepted from the 1940 Act. If that relief is based on §3(c)(2) or §3(c)(7), disclosure may need to be added to the fee table.

19.   We have the following concerns regarding the Fund's fee table:

• the fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement,

- confirm that the line item, "Offering expenses borne by the Fund," includes all the cost of issuing debt, and
- move the footnotes appearing after "Annual Expenses" so as to follow the Example.

20.   Disclosure sub-captioned "The Fund's Investments – Investment Strategies" states that: "The Fund may also invest in swaps, including total return, interest rate, foreign currency swaps and credit derivatives." Revise this disclosure so as to list the credit derivatives.

21.   Disclosure sub-captioned "The Fund's Investments – Pre-Funded Letter of Credit Loans" discusses these instruments. Add disclosure that more clearly describes these instruments and the Fund's involvement. For example, clarify whether the Fund invests in these instruments or borrows under the arrangement. Discuss the risks to the Fund stemming from its involvement with these instruments.

22.   Disclosure sub-captioned "Portfolio Composition" lists a number of investments as to which it is said that: "The Fund's portfolio will be composed principally of the following investments." The list includes, among other items, subordinated loans, senior loan based derivatives, CBOs, CLOs, and equity securities. Explain why these securities are deemed to be senior securities. With respect to the CBOs and CLOs, indicate the types of assets or collateral ultimately underlying the instruments and, as with the CBOs as to which the Fund normally expects to invest in the lowest tranche, indicate the rate of default that will eliminate or consume the collateral backing the lowest tranches of CBOs and CLOs.

23.   Disclosure under this sub-caption also states that: "The participation by the Fund in a lender's portion of a Senior Loan typically will result in the Fund having a contractual relationship only with such lender, not with the Borrower." For purposes of concentration does the Fund consider the seller of the participation as being the issuer or the underlying debtor company, or both?

24.   Disclosure sub-captioned "The Fund's Investments – Senior Loan Based Derivatives" states that: "The Fund may obtain exposure to Senior Loans through the use of derivative instruments, which have recently become increasingly available. The Adviser may utilize these instruments and similar instruments that may be available in the future." Add this disclosure to the summary. The next sentence states: "The Fund currently intends to invest in a derivative instrument known as a Select Aggregate Market Index ("SAMI"), which provides investors with exposure to a reference basket of Senior Loans." (Emphasis added.) Clarify what is meant by the underlined clause. For example, will the Fund sell, sponsor, or originate these instruments, may it incur liability in connection with its investment in these instruments, and are the Fund and its shareholders taking on substantial additional risks with these instruments. In this connection, we note that the last sentence of this paragraph states that: "The potential loss on derivative instruments may be substantial relative to the initial investment therein."

25.   The next discussion sub-captioned "The Fund's Investments – Collateralized Bond Obligations" discloses that: "The Fund may invest in collateralized bond obligations ("CBOs"), which are structured securities backed by a diversified pool of high yield, public or private debt securities." If these instruments constitute in whole or in part repackaged obligations from other high risk pools, add appropriate risk disclosure. Add similar disclosure, as appropriate, regarding the Fund's other similar investments. Explain to the staff whether the issuer of these obligations is subject to the registration requirements of the 1940 Act.

26.   The next discussion sub-captioned "The Fund's Investments – Collateralized Loan Obligations" states that the assets are "typically Senior Loans." Add disclosure regarding the other types of obligations that may be used, and clarify that the following two clauses used in the paragraph are referring to the same thing, i.e., the assets underlying the bond obligation: "collateral supporting the various debt tranches," and "pool of debt securities."

27.   A later discussion sub-captioned "Credit-Linked Notes" discloses that: "The Fund may invest in credit-linked notes for risk management purposes, including diversification." (Emphasis added.) The Fund is non-diversified. Please revise the disclosure and use another term. Also, see our comment on similar disclosure in connection with comment # 26 above.

28.   Disclosure sub-captioned "The Fund's Investments – New Securities and Other Investment Techniques" states that: "New types of securities and other investment and hedging practices are developed from time to time." "In addition, the Adviser may use investment techniques and instruments that are not specifically described herein." Delete this disclosure.

29.   Disclosure captioned "Leverage" states that: "Changes in the value of the Fund's portfolio, including securities bought with the proceeds of the leverage, will be borne entirely by the holders of common shares." Add disclosure at an appropriate location to the effect that all cost and expenses related to any form of leverage used by the Fund will be borne entirely by common shareholders.

30.   Disclosure in the second paragraph under this caption states that: "Under the Investment Company Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund's portfolio is at least 300% of the liquidation value of the outstanding indebtedness . . ." (Emphasis added.) Either explain to the staff why the underlined term should be understood to convey the same meaning as the term asset coverage used in the 1940 Act or change this clause, consistent with the 1940 Act, to indicate that total assets will equal 300% of senior securities or senior securities and involuntary liquidation value.

31.   Disclosure sub-captioned "Credit Facility" states that: "The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses." (Emphasis added.)

Add disclosure that describes the pledge, including whether all Fund assets may be pledged to secure a borrowing, and whether the Fund's custodian retains possession of the Fund's assets. Confirm that the custodian will not be an affiliate of the Fund.

32.   Revise the disclosure captioned "How the Fund Manages Risk," consistent with the Fund's objective of preserving capital, regarding how it will manage the risks associated with many of the Fund's investments and strategies.

33.   The discussion captioned "Management of the Fund – Investment Adviser" discloses that Blackstone acquired a controlling interest in GSO in 2008, that the adviser is a wholly owned subsidiary of GSO and that GSO is Blackstone's credit platform. Add disclosure which explains to the staff the remainder of the ownership structure of GSO, from whom GSO was acquired, and the names on which the acronym is based.

34.   The third paragraph of the discussion sub-captioned "Management of the Fund – Investment Advisory Agreement" relates to the operation of the Fund's management fee, specifically it is noted that the fee is based on managed assets. Specify here and in the advisory agreement all of the transactions that represent borrowing, e.g., reverse repurchase agreements, and how the amount of borrowing is calculated.

35.   Disclosure captioned "Net Asset Value" states that: "Short-term debt investments having a remaining maturity of 60 days or less when purchased <u>may</u> be valued at cost adjusted for amortization of premiums and accretion of discounts." (Emphasis added.) Change the underlined term to "will" or explain to the staff who exercises the discretion to decide this matter. Explain also whether the board has determined that amortized cost constitutes fair value.

36.   Disclosure under the caption "Dividend Reinvestment Plan" indicates that if the market price of the common shares on the record date is equal to or exceeds 98% of the net asset value per share, the Fund will issue new common shares at a price equal to the greater of 98% of the net asset value per share . . . or . . ." 95% of market. Reconcile this policy with the requirement under §23(b) of the 1940 Act.

37.   Disclosure under the caption "Description of Shares – Common Shares" indicates that: "Each common share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and <u>non-assessable, except</u> that the trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of common shares owned by each respective shareholder." (Emphasis added.) What provision of the charter or by-laws provides for this assessment? If in your view, payments, set-offs, or share reductions pursuant to this provision, do not constitute offers or sales of a security under the Securities Act, pursuant to Rule 136 under the that Act, explain why not. Explain how the Fund will comply with the Securities Act when an assessment is made, i.e., will the assessment be registered under the Securities Act and if not what exemption applies, and the method to be used to account for an assessment. Further, explain whether in the event

of an assessment resulting in an overstatement of the Fund's net asset value and overpayment of the advisor, the adviser will refund such overpayment.

38.   The caption "Certain Provisions in the Agreement and Declaration of Trust" contains a discussion regarding certain 5% holder transactions. Add disclosure to that discussion to indicate that holders of 5% or more of the Fund's voting securities are Fund affiliates and thus subject to the prohibition in §§17(a) and (d) of the 1940 Act.

39.   Disclosure in the third paragraph indicates that in connection with the conversion of the Fund to an open-end investment company, the declaration of trust requires the vote of a majority of the board of the trustees "followed by the favorable vote of the holders of a majority of the outstanding shares of each affected class or series of shares of the Fund, voting separately as a class or series." Explain to the staff how this vote by a majority of the outstanding shares is consistent with the vote required by §§13(a)(1) and 2(a)(42)?

40.   The caption "Underwriting – Other Relationships" discloses that: "The Adviser (and not the Fund) may pay certain qualifying underwriters a marketing and structuring fee, a sales incentive fee or additional compensation in connection with the offering." File the agreements as exhibits.

Statement of Additional Information

41.   Disclosure under the caption "Investment Policies and Techniques - Cash Equivalents and Short-Term Debt Securities" states that: "For temporary defensive proposes or to keep cash on hand, the Fund may invest up to 100% of its Managed Assets in cash equivalents . . ." (Emphasis added.) Conform this disclosure to our earlier comments on this topic. The types of short term securities the Fund may invest in for this purpose includes securities issued by the Federal Home Loan Banks and the Federal National Mortgage Association. At an appropriate location, add risk disclosure regarding the recent turmoil experienced by these entities.

42.   Disclosure under the caption "Investment Policies And Techniques - "When-Issued and Forward Commitment Securities" states that: "Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions." If the risks and effect on the Fund's net asset value are the same as occurs with respect to when-issued securities, explain the basis for treating these instruments differently.

43.   Revise the discussion captioned "Management of the Fund" consistent with the requirements of revised Item 18.5, 18.6, and 18.17. *See*, Investment Company Act Release No. 29092 (December 16, 2009).

44.   Similarly, revise this discussion so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

45.   Revise the discussion sub-captioned "Codes of Ethics" to indicate whether the code of ethics permits personnel subject to the code to invest in securities, including securities that may be purchased or held by the Fund.

46.   Revise the Item (e) of the fourth paragraph under the caption "Repurchase of Common Shares" to reflect the current hostilities taking place in Iraq, Afghanistan and Pakistan.

Part C

47.   The signature page of the filing must contain the signatures required by §6 of the Securities Act.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, April 22, 2010